October 19, 2005

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553


Mr. Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Frequency Electronics, Inc.
        Form 10-K for the fiscal year ended April 30, 2005;
        Filed July 28, 2005
        File No. 1-08061

Dear Mr. Webb:

This letter is in response to your letter dated October 7, 2005 to Martin B. Bloch, President and Chief Executive Officer of Frequency Electronics, Inc. (the "Company"). We appreciate and share in the Staff's objective to ensure that the disclosures made by the Company reflect the highest level of transparency.

Our responses to your comments are set forth below.

Form 10-K for the period ending April 30, 2005

Consolidated Statement of Operations - page 30

1. In future filings, please present the compensation charges in cost of sales, selling and administrative expenses and other major line items, after appropriate allocation. We would not object if you show a parenthetical inclusion. Refer to SAB Topic 14(F).

     Company Response
     ----------------
     Regular compensation expenses are included in the Statement of Operations within the line items Cost of sales, Selling and administrative expenses, and Research and development expenses. The line item captioned "Compensation charges" in the Consolidated Statements of Operations for fiscal years 2005 and 2004 includes unusual and/or non-recurring compensation-related charges that were incurred in those years. Because these charges are unique and are not expected to recur in future years, the Company believes that a separate delineation of these items in the Statement of Operations for fiscal years 2005 and 2004 is more meaningful to shareholders. By distinguishing these unique compensation-related charges from normally recurring selling and administrative costs, the reader can more readily determine the costs necessary to achieve the reported revenues and operating profits. The expenses included in the Compensation charges line item were as follows:

               a. Change in estimate (FY2005) - $327K was the result of utilization of a more current life expectancy table for determining the future deferred compensation liability. This matter was more fully explained in Footnote 13 under Deferred Compensation plan and is discussed in MD&A. (See also Item 5 of this letter.)

               b. Bonus not based on Operating Profits (FY2005) - $416K was the incentive compensation accrual related to gains on the real estate and stock transactions recorded in the 4th quarter of 2005. Although the bonus accrual impacts operating profit, the related gains do not. Thus, the Company believes that such costs should not be included in recurring Administrative expenses but are reported under a separately identifiable line in the Statement of Operations. This transaction was explained in MD&A under Significant Events and Compensation Charges.

               c. Litigation with a former employee (FY2005) - $133K was related to a litigation accrual for settlement of a termination suit brought by a former employee of the Company's Belgian subsidiary. This item is similar in nature to a restructuring charge which the Company also believes should be separately reported from normally recurring Administrative costs. This item was explained in MD&A.

               d. Restructuring Charge (FY2004) - In the prior year, the $428K costs to restructure its European operation consisted almost entirely of severance compensation for former employees. This amount was separately reported due to the nonrecurrence of this type of expense and is explained in MD&A.

               e. Stock bonus (FY2004) - A stock bonus (value $297K) was awarded to the Company's Chairman during fiscal year 2004. This also was a one-time award that was unrelated to the Company's performance for the fiscal year but was related to an employment agreement dating back to 1993.

     SAB Topic 14(F) sets forth the staff's views regarding the classification of compensation expense associated with share-based payment arrangements. As indicated above, the Compensation charges line item in the Statement of Operations does not include such expenses unless they are unusual and/or non-recurring. Note also that in fiscal year 2005, the Company applied the disclosure-only provisions of FAS 148 and will continue to do so in fiscal year 2006. The Company will fully comply with the provisions of FAS 123R, as required, in fiscal year 2007 (the year beginning May 1, 2006).

Notes to Financial Statements - page 34

Note 4 Inventories - page 38

2. In future filings, please disaggregate Work in Progress from Finished Goods in your inventory footnote disclosure. Refer to Rule 5-02(6)(a) of Regulation S-X.

     Company Response
     ----------------
     Historically, the Company's inventory of Finished Goods has been very small if not non-existent. Only in recent quarters have Finished Goods increased to approximately 5% of total inventory. This was not deemed material for separate listing. The Company will consider this comment for future presentations and will either list the value of Finished Goods or will discontinue using that term if the balance of Finished Goods is insignificant.

Note 6 Property, Plant and Equipment - page 39

3. We refer to the sale of the Long Island building to Reckson Associates Realty Corp in exchange for approximately 513,000 participation units of Reckson Operating Partnership, L.P. Please tell us in detail the accounting for all aspects of this transaction, including the conversion of the REIT units and recognition of the deferred gain. In your response please show your calculations and tell us how you determined the fair market value. Please cite appropriate GAAP literature to support your accounting.

     Company Response
     ----------------
     In 1998, the Company sold its building to Reckson Associates Realty Corp. ("Reckson"), a publicly-traded Real Estate Investment Trust ("REIT"). Simultaneously, the Company leased back 43% of the building from Reckson for its continuing operations. Rather than receive cash, the Company elected to accept a tax-free, like-kind exchange, obtaining approximately 513,000 units of Reckson Operating Partnership, L.P. The Company continued to hold the partnership units until March 2005 when it decided to exchange 100% of the units for an equal number of shares of publicly-traded Reckson common stock.

     In accordance with Sale and Leaseback accounting, in particular FAS 98, paragraph 13, it was determined that the Company maintained a "continuing involvement" in the sold property by virtue of its ownership of Reckson Operating Partnership units. The 513,000 units represented a value at the time of closing of $12 million (see discussion below), which amount represented less than 1% of Reckson's total real estate holdings. Nevertheless, based on professional guidance it received, the Company determined that even an immaterial investment was sufficient to conclude that it maintained a continuing involvement in the building. Therefore, in accordance with FAS 98 and FAS 66, the original 1998 transaction was treated as a financing with no gain to be recognized until the units were converted to stock or to cash.

     As a consequence, the Company retained the building on its balance sheet and recorded an offsetting "REIT liability" representing the deferred gain and other elements of the eventual conversion and gain on the sale (including income taxes on the gain). In subsequent years, that portion of the REIT liability representing the financing ($3.1 million) was amortized over the leaseback period. As a result, from 1998 through March 2005, the Company made annual lease payments of $400,000 but did not report any rent expense. Rather, the payments were apportioned to interest expense and to the "principal" of the financing liability.

     In fiscal year 2005, when the operating partnership units were converted to the common stock of Reckson, the continuing involvement in the building was deemed to have ceased. In accordance with FAS 98 and FAS 66 the Company then recomputed the gain on the original 1998 transaction as a Sale and Leaseback transaction. See the separate analysis attached hereto as Annex A which includes the journal entry to record the gain and remove the assets and related liability. That analysis shows the calculation of a realized gain of $4.6 million and a deferred gain of $1.3 million. The deferred gain will be amortized into income over the remaining three and three-quarter years of the original lease.

     The original 1998 transactions and valuations were as follows:

     o The value of the building was agreed to between the parties to be $12 million. Using a price of $23.38 per share (the value of Reckson common stock at the time of the transaction) the Company was given 513,259 Reckson Operating Partnership units, convertible into an equal number of shares of Reckson common stock beginning one year after the date of sale.

     o The present value of the REIT liability was determined to be $3.137 million based on annual rent payments of $400,000, payable over 11 years and using a discount rate of 6.5%, an appropriate rate in January 1998. (The Facilities Capital Cost of Money Rate per the Federal Register was 6.25% at that time.)

     o From 1998 through February 2005, the Company continued to depreciate the leased back building for financial statement purposes but discontinued such for tax purposes, in accordance with sale and leaseback guidance and IRS regulations.

Note 10 Investment in Morion, Inc. - page 41

4. Since it appears in 2004 your equity in the income from your investment in Morion exceeded 20% of your 2004 income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle, it appears to us you are required to include Rule 3-09 of Regulation S-X financial statements for this investee in your Form 10-K.
     Please file an amended 2005 Form 10-K with all required financial statements or tell us why you believe no such amendment is necessary. Also, note that your future Form 10-Q's should include the disclosure required by
     Item 4-08(g) of Regulation S-X for any significant equity investees.

     Company Response
     ----------------
     Equity income from the Morion investment had a material impact on fiscal year 2004 results, after restatement. However, the reason for this impact is due to very low operating results compared to preceding years. As specified under Rule 1-02(w) of Regulation S-X, when measuring the significance of a subsidiary not consolidated or a 50% or less owned person, one must consider the operating results of the year in question to the average of the preceding years: "If income ... for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation."

     As illustrated in the "Morion Analysis" attached hereto as Annex B, FEI's pretax and pre-Morion income was $273K. This is 91% less than the Company's average pretax income for the preceding 5 fiscal years which was $3,186K. Thus, in measuring the significance of the Morion equity income, the Company used the 5-year pretax income average. Equity income from the Morion investment, as included in the restated Statement of Operations for fiscal year 2004, was $158K or 5% of the 5-year average. This ratio falls below the threshold for determining whether an investee is significant. Therefore, the Company believes that separate financial statements for its Morion, Inc. investment are not required disclosure in its fiscal year 2005 Form 10-K. Accordingly, the Company does not believe an amended Form 10-K is required.

     The Company acknowledges that if and when a subsidiary not consolidated or a 50% or less owned person meets the significance requirements of Rule
     1-02(w) of  Regulation  S-X, it will comply with the  requirements  of Item
     4-08(g) of Regulation S-X. As of this writing, the Company has no such significant investees, including its investment in Morion, Inc.

Note 13 Employee Benefit Plans - page 42

Deferred Compensation Plan - page 45

5. During the year 2005, the Company recorded a $327,000 change in accounting estimate reflecting the use of updated actuarial mortality tables to determine its deferred compensation liability. Please tell us in detail the circumstances surrounding the adjustment. Specifically, discuss the facts and circumstances that support the timing of this referenced change in estimate.

     Company Response
     ----------------
     Over 25 years ago, the Company implemented a deferred compensation program for its executives and certain other key employees. Under terms of the plan, participants are entitled to annual life-time compensation benefits following their retirement from the Company, as specified in the individual deferred compensation agreements. Currently, the Company's plan includes 25 participants, 12 of whom are retired and 13 of whom are active employees.

     The Company has recorded a deferred compensation liability on its balance sheet to reflect the present value of the liability to be paid to these participants over their remaining lives. In order to determine this liability, for many years the Company employed the services of the benefits consulting group of PricewaterhouseCoopers, LLP (PwC). During that time, PwC actuaries employed the GAM 1983 Mortality Table, with margin, to compute the Company's liability at the end of each fiscal year.

     In fiscal year 2004, reflecting concerns over auditor independence, PwC advised the Company that its actuaries would no longer compute the deferred compensation liability and encouraged the Company to engage another actuary. The Company did so, engaging the firm Steven L. Greene Pension & Actuarial Services. For fiscal year 2004, Mr. Greene's firm continued to utilize the 1983 mortality table to maintain comparability and consistency with the prior year calculations.

     In September 2004, the Company decided to engage a new public accounting firm to conduct the audits of its financial statements, Holtz Rubenstein Reminick LLP (HRR). In the process of reviewing prior year workpapers and getting to know the Company, HRR representatives observed that updated actuarial tables were available and the Company may wish to reappraise its liability using more current information.

     As a consequence, for the fiscal year 2005 audit, the Company requested Mr. Greene's firm to utilize both the 1983 mortality table and compare the resultant liability to that obtained by using a more current table. Mr. Greene's firm did as requested, using the 1994 GAM Mortality Table, with margin, as well as the former 1983 table. The more current table resulted in a liability that was $327,387 higher than the older table. After discussion with the actuaries and its auditors, the Company determined that it would be appropriate to accrue the higher liability, accounting for the increase as the result of a change in accounting estimate.

General Comment

6. Please comply with our [futures] comments in any amendment required in response to this comment letter.

     Company Response
     ----------------
     As indicated in its response to Comment 4 above, the Company does not believe an amendment to its 2005 Form 10-K is required. However, if it is eventually determined that an amendment is required to be filed, the Company will address all of the above comments, as applicable, in such amendment.

As you requested in your letter dated October 7, 2005, we acknowledge the following:

          o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.



Sincerely,

/s/ Alan Miller
--------------------------------------
Alan Miller
Treasurer and Chief Financial Officer

                                     ANNEX A

                                Reckson Analysis

                           Frequency Electronics Inc.
                               Convert REIT Units

Facts and Assumptions:

Sale of Building- January 1998
==============================
1      513,259 units @ $23.38                         $12,000,000 (Sale Price)
                                                      ===========

       Building & Improvements                          8,750,814
       Accum Dep. to  01/98                            (2,798,983)
                                                       ----------
2      NBV (book basis) @ 01/98                         5,951,831
                                                       ----------
3      Deferred Book Gain    (1 - 2)                   $6,048,169

4      PV of Financing Obligation                      $3,137,619
           Payment: $400,000 annually
           Interest:     6.5%
           Term:         11 years

5      Deferred taxes/Other                            $2,814,212
                                                      -----------
       Initial REIT Liability (3 + 4 + 5)             $12,000,000
                                                      ===========

Convert Units to RA Stock- March 10, 2005
=========================================

         513,259 shares @$31.36 (Avg of hi/lo)            $16,095,802 (Proceeds)
         less unrealized gain                              (4,095,802)
                                                           ----------
    A    Original value                                    12,000,000

    B    Building NBV @ 2/28/05                             4,356,237
                                                          -----------
    C    Potential Gain                                    $7,643,763      A-B
    D    Rent charged to finance obligation thru 02/05
              $33,333.33 multiplied by 86 months =        $(2,866,666)

    E    Interest expense charged to income thru 02/05     $1,147,098
                                                           ----------
    F    Total Gain to recognize                           $5,924,195     C+D+E

    G    PV of remaining lease payments                    $1,354,004
         Monthly:               $33,333.33
         No. months:                    46
         Interest:                    6.5%
                                                           ----------
    H    Gain to recognize @ 3/10/05                       $4,570,191     F-G
         + 2 months amort of def gain                         $58,870     G/46*2
                                                           ----------
               FY2005- Recognized Gain                     $4,629,061
                                                           ==========

    I    Gain in each of:    FY06                              $353,218
                             FY07                              $353,218
                             FY08                              $353,218
                     Gain in FY09 (8 months amortization)      $235,479
                                                             ----------
    J    Deferred Gain @ 4/30/05                             $1,295,134
                                                             ==========

March 10, 2005 Journal Entry
----------------------------
DR       REIT Liability                        $10,280,432
DR       Accum Dep- Building                     4,394,577
     CR                 Building                             $8,750,814
     CR                 Deferred Gain                         1,354,004
     CR                 Gain on Bldg Sale                     4,570,191
                                               -----------  -----------
                                               $14,675,009  $14,675,009

Journal Entry for
last 2 months of FY2005:
------------------------
DR       Deferred Gain (B/S)                       $58,870

     CR                 Gain (P&L)                              $58,870
--------------------------------------------------------------------------------

                                     ANNEX B

                                 Morion Analysis
                           Frequency Electronics, Inc.

Morion, Inc.- Significant Acquisition?

On September 28, 2004, FEI completed the acquisition of an additional 8,721 shares of Morion, Inc. increasing its ownership interest from 19.76% to 36.17%. This increase results in accounting for the investment on the Equity method versus the previously employed Cost method and a restatement of prior year financial statements to account for the effects of this change.

As a result of the restatement, net income for FY2004 increased from $162K ($0.02 per share) to $320K ($0.04 per share)- i.e. double previously reported earnings.

      Question:
               Since the restatement had such a relatively large impact on FY04 results, should FEI consider Morion a significant, unconsolidated acquisition which requires separate financial statements in its Form 10-K as per Rule 3-09 of Regulation S-X?

               Measuring Significance

               1- FY04 pretax income is 91% less than the average pretax income of preceding 5-years. Therefore, use the 5-year average to determine significance.

                      Fiscal Year          Pre-tax Income
                         2004              $  273   (income before Morion equity
                                                     adjustment)

                         2003              $  -     (loss- use zero)
                         2002              $1,698
                         2001              $8,236
                         2000              $4,424
                         1999              $1,573
                              ---------------------
                                Average    $3,186
                              ---------------------
               2-   Significant subsidiary P&L thresholds (% of 5-year Average):
                                20%        $  637
                                40%        $1,274
                                50%        $1,593
               3-   FEI's actual share of Morion income on the equity method:
                                FY2004     $  158
                                FY2003     $   49

--------------------------------------------------------------------------------
Conclusion: Separate financial statements in FEI's Form 10-K are not required for its investment in Morion, Inc. The equity income from Morion in FY2004 is below the threshold for measuring whether an entity is a significant subsidiary not consolidated or a 50% or less owned entity for which separate financial statements are required.
--------------------------------------------------------------------------------